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FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Planet Fitness, Inc.

26 Fox Run Road

Newington, NH 03801

Attn: Chris Rondeau, Chief Executive Officer

Confidential Treatment Request: PLNT-06-15

June 29, 2015

VIA EDGAR AND HAND DELIVERED

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Dana Brown
Sonia Bednarowski
Beverly Singleton
Lyn Shenk

Re:	Planet Fitness, Inc.

Registration Statement on Form S-1

Filed June 22, 2015 No. 333-205141

Ladies and Gentlemen:

This letter is being supplementally furnished on behalf of Planet Fitness, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-205141) that was filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2015 (as amended from time to time, the “Registration Statement”) in connection with the offering of shares of the Company’s Class A common stock.

The Company respectfully requests confidential treatment for the bracketed and underlined information in this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Christopher Rondeau, Planet Fitness, Inc., 26 Fox Run Road Newington, NH 03801, before it permits disclosure of such information.

CONFIDENTIAL TREATMENT REQUESTED BY PLANET FITNESS, INC.

Securities and Exchange Commission	- 2 -	June 29, 2015

The Company supplementally advises the staff (the “Staff”) of the Commission that, based on discussions with the Company’s Board of Directors and input provided by the underwriters, the Company currently anticipates that the price range for this offering is expected to be within the range of $[XX.XX] to $[XX.XX] per share, with approximately [XXXXXXXXXX] shares of Class A common stock offered to the public in connection with the offering (or approximately [XXXXXXXXXX] shares if the underwriters fully exercise their option to purchase additional shares), representing approximately [XX.X]% of the voting power in Planet Fitness, Inc. (or approximately [XX.X]% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, through Planet Fitness, Inc., approximately [XX.X]% of the economic interest in Pla-Fit Holdings, LLC (or approximately [XX.X]% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). In arriving at this preliminary price range, the Company and the underwriters considered several factors, including the Company’s history and prospects and those of the industry in which the Company competes; the current general condition of the securities markets; the recent market prices of the common stock of generally comparable companies; and preliminary discussions between the Company and the underwriters regarding potential valuations of the Company as a public company.

The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its review of the Company’s Registration Statement. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include the information set forth in this letter, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended.

The Company further advises the Staff that the information in this letter that the Company is supplementally providing is for illustrative purposes only and may differ in the actual preliminary prospectus for the offering.

* * *

CONFIDENTIAL TREATMENT REQUESTED BY PLANET FITNESS, INC.

Securities and Exchange Commission	- 3 -	June 29, 2015

If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7473 or Thomas J. Fraser of our offices at (617) 951-7063.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:	Chris Rondeau (Planet Fitness, Inc.)

Dorvin Lively (Planet Fitness, Inc.)

D. Rhett Brandon (Simpson Thacher & Bartlett LLP)

John C. Ericson (Simpson Thacher & Bartlett LLP)